Filed by: NextEra Energy, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933
Subject Company: Dominion Energy, Inc.
File No. of Related Registration Statement (Form S-4): 333-297351

The following communication was sent by the NextEra Energy Merger Newsletter to employees of NextEra Energy, Inc. on September 29, 2026.

Subject Line: Building something great: An update on the proposed merger

Welcome to the first issue of the merger newsletter. This publication is intended to keep all employees informed on the latest news and updates related to our proposed combination with Dominion Energy as we strive to create something better, together.

Here is what you can expect from these regular newsletters moving forward:

•	Updates regarding our proposed combination, including regulatory process milestones.

•	Insights into integration activity, designed to make sure we can effectively operate on Day 1 as a combined company.

•	Spotlights on each company, including our businesses, leaders, teams, culture and more.

If you have questions, please email the employee shared mailbox. This inbox is monitored daily, and answers will be posted periodically to the eWeb/Combination and www.dominionnexterafuture.com.

As a reminder, NextEra Energy and Dominion Energy remain two separate, independent companies until close. This newsletter is intended for internal use only.

Regulatory timeline and what to expect

At the beginning of September, shareholders of Dominion Energy and NextEra Energy approved the proposed combination, marking an important milestone. The proposed combination will now be reviewed by multiple state and federal regulatory agencies. We expect to close in the second half of 2027.

VIEW TIMELINE

Article on employee intranet:

The proposed combination of Dominion Energy and NextEra Energy is about more than bringing two companies together. It's about combining the strengths of two industry leaders to create an even stronger company for employees, customers and the communities we serve.

At the beginning of September, shareholders of both companies approved the proposed combination, marking an important milestone. The proposed combination will now be reviewed by multiple state and federal regulatory agencies. The timeline below highlights the key approval milestones ahead as we work toward an expected close in the second half of 2027.

The following regulatory timelines have not yet been determined:

•	Federal Energy Regulatory Commission
•	Nuclear Regulatory Commission
•	Hart—Scott—Rodino Act

We'll continue providing updates as key milestones are reached and additional information becomes available.

New commitments for Virginia

Since we announced the combination between NextEra Energy and Dominion Energy in May, we’ve been listening to stakeholder feedback. As a result, the companies recently announced an enhanced package of commitments for Virginia that would expand customer benefits, create jobs and support long-term economic growth.

WHAT IT MEANS

Article on employee intranet:

The big picture: Since we announced the combination between NextEra Energy and Dominion Energy in May, we’ve been listening to stakeholder feedback. As a result, the companies recently announced an enhanced package of commitments for Virginia that would expand customer benefits, create jobs and support long-term economic growth.

Why it matters: These enhanced commitments demonstrate how the proposed combination would benefit Virginia and Virginians through customer affordability, job growth, workforce development and long-term investment in local communities.

What's new

•	More benefits for residential customers
The proposal would double residential bill credits from two years to four years and invest an additional $100 million in EnergyShare through 2038. EnergyShare is Dominion Energy’s shareholder-funded energy bill assistance program of last resort that helps people who are having trouble paying their energy bills. The additional two years of bill credits would be funded primarily by redirecting a portion of the original credits that would have gone to data centers, with shareholders funding the remaining amount.

•	Investing in Virginia jobs
The companies have committed to maintaining current Virginia employee headcount levels for at least five years after the transaction closes. The enhanced commitments also include an additional 600 new NextEra Energy jobs and approximately 400 new supplier jobs in Virginia.

•	A new co-headquarters building proposed in downtown Richmond
A new shareholder-funded NextEra Energy headquarters tower in Richmond, that would be built on the vacant lot across the from the existing headquarters building, would fulfill the company’s commitment to maintain dual headquarters in Richmond and Juno Beach and support work in renewable energy development and supply chain management, battery storage operations, nuclear and small modular reactor innovation, enterprise technology and cybersecurity, among others.

•	Building tomorrow's workforce The proposal includes a $100 million workforce development fund to help prepare Virginians for careers in the state's growing energy economy.

•	Strengthening Virginia businesses
A new Virginia Supplier Program would provide up to $1 billion annually for five years to support contractors, suppliers and service providers doing business in Virginia and help expand the state’s energy supply chain.

What's next: The proposed combination remains subject to regulatory approvals and other customary closing conditions. The enhanced commitments are part of the companies' continued engagement with stakeholders as the regulatory review process moves forward.

What this means for you

More opportunities:

Electricity demand is rising faster than any point in modern history, and the opportunity is unlike anything this industry has seen.

Growth at this scale creates opportunity. If approved, this combination would create a larger platform with greater scale and broader capabilities, giving employees more ways to grow their careers, gain experience in varied businesses and apply their expertise across a wider enterprise. This would open up more career paths, more cross-business experiences and more ways to contribute to work that matters.

The new co-headquarters in Richmond is intended to support growth and a larger enterprise that can create broader opportunities over time. Together, Juno Beach and Richmond will anchor a global energy enterprise.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included or incorporated by reference in this communication, including, among other things, statements regarding the pending business combination transaction between NextEra Energy, Inc., a Florida corporation (“NextEra Energy”), and Dominion Energy, Inc., a Virginia corporation (“Dominion Energy”), and future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the pending transactions, the anticipated impact of the pending transactions on the combined company’s business and future financial and operating results, the anticipated closing date for the pending transactions and other aspects of NextEra Energy’s or Dominion Energy’s operations or operating results, are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions or events can be used to identify forward-looking statements. Where, in any forward-looking statement, NextEra Energy or Dominion Energy expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. Any forward-looking statement is not a guarantee of future performance, outcomes or results and is subject to numerous risks, uncertainties and other factors, many of which are beyond NextEra Energy’s or Dominion Energy’s control, that could cause actual performance, outcomes or results to differ materially from what is expressed or implied in the forward-looking statement.

These factors include a failure by NextEra Energy to successfully integrate Dominion Energy’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits of the pending transactions may not be fully realized or may take longer to realize than expected; the timing of the closing of the pending transactions, including the risk that the conditions to closing are not satisfied on a timely basis or at all or the failure of the transactions to close for any other reason or to close on the anticipated terms, including with the anticipated tax treatment; the risk that any governmental or regulatory approval, consent or authorization that may be required for the pending transactions is not obtained, is delayed or is obtained subject to conditions that are not anticipated or that cause the termination of the merger agreement and abandonment of the transactions; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement by either party; the risk that certain provisions in the merger agreement or the pendency of the transactions may impact either party’s ability to pursue certain business opportunities or strategic transactions; unanticipated difficulties, liabilities or expenditures relating to the transactions, including the impact of potential litigation relating to the transactions; the effect of the announcement, pendency or completion of the pending transactions on the parties’ business relationships and business operations generally, including the parties’ relationships with regulators, suppliers, vendors and customers; the effect of the announcement or pendency of the pending transactions on the parties’ common stock prices and uncertainty as to the long-term value of either party’s common stock; risks that the pending transactions disrupt either party’s current plans and operations, including due to the diversion of the attention of management from ordinary course business operations, and potential difficulties in hiring or retaining employees as a result of the pending transactions; any rating agency actions; the impact of the announcement or pendency of the pending transactions on either party’s ability to access capital, including the short- and long-term debt markets, on a timely and affordable basis; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities of NextEra Energy and in the financial results of NextEra Energy or Dominion Energy; and the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity or gas. The registration statement on Form S-4 (Registration No. 333-297351) filed by NextEra Energy with the Securities and Exchange Commission (the “SEC”) on July 9, 2026 (the “Registration Statement”), which was declared effective by the SEC on July 23, 2026, and the definitive joint proxy statement/prospectus filed by NextEra Energy with the SEC on July 28, 2026 (the “definitive joint proxy statement/prospectus”), describe additional risks relating to the pending transactions and combined company. While the list of factors presented here and the list of factors presented in the Registration Statement and the definitive joint proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to NextEra Energy’s and Dominion Energy’s respective periodic reports and other filings with the SEC, including the risk factors contained in NextEra Energy’s and Dominion Energy’s most recently filed Annual Reports on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q.

Any forward-looking statements included in this communication represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the date(s) indicated in such statement). Except as required by law, neither NextEra Energy nor Dominion Energy undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transactions and Where to Find It

In connection with the pending transactions, NextEra Energy has filed with the SEC the Registration Statement, which includes a joint proxy statement of NextEra Energy and Dominion Energy that also constitutes a prospectus of NextEra Energy. The Registration Statement was declared effective by the SEC on July 23, 2026. NextEra Energy filed the definitive joint proxy statement/prospectus with the SEC, and Dominion Energy filed a definitive proxy statement with the SEC, in each case, on July 28, 2026, and each of NextEra Energy and Dominion Energy commenced mailing of the definitive joint proxy statement/prospectus to their respective shareholders on or about July 28, 2026. Each of NextEra Energy and Dominion Energy may also file other relevant documents with the SEC regarding the pending transactions. This communication is not a substitute for the Registration Statement or the definitive joint proxy statement/prospectus or any other document that NextEra Energy or Dominion Energy may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT NEXTERA ENERGY, DOMINION ENERGY, THE PENDING TRANSACTIONS AND RELATED MATTERS.

Investors and security holders may obtain free copies of the Registration Statement, the definitive joint proxy statement/prospectus and other documents containing important information about NextEra Energy, Dominion Energy and the pending transactions filed or that will be filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by NextEra Energy are available free of charge on NextEra Energy’s website at http://www.investor.nexteraenergy.com/ or by contacting NextEra Energy’s Investor Relations Department by email at investors@nexteraenergy.com or by phone at (800) 222-4511. Copies of the documents filed with the SEC by Dominion Energy are available free of charge on Dominion Energy’s website at http://investors.dominionenergy.com or by contacting Dominion Energy’s Investor Relations Department by email at investor.relations@dominionenergy.com or by phone at (804) 819-2438.